FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 500 - 360 Bay Street, Toronto, ON M5H 2V6, CANADA

Item 2.	Date of Material Change

February 1, 2006

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Grandview Gold Inc. is pleased to announce its assay results for its 2005, 2-hole core drilling program on its Pony Creek Gold Property in Elko County, Nevada. The Pony Creek property is located in the southern part of the Carlin Trend, approximately 20 miles (32 kilometers) south of Newmont Mining Corporation’s Rain mine and 30 miles (48 kilometers) south of Carlin. Core hole PC-05-02/2A intersected 55 feet of 0.149 oz/ton (5.10 g/tonne) gold from 395 to 450 feet, including an interval of 10 feet of 0.365 oz/ton (12.50 g/tonne), and 35 feet of 0.043 oz/ton (1.47 g/tonne) gold from 460 to 495 feet.

Item 5.	Full Description of Material Change

Grandview Gold Inc. announced its assay results for its 2005, 2-hole core drilling program on its Pony Creek Gold Property in Elko County, Nevada. The Pony Creek property is located in the southern part of the Carlin Trend, approximately 20 miles (32 kilometers) south of Newmont Mining Corporation’s Rain mine and 30 miles (48 kilometers) south of Carlin. Core hole PC-05- 02/2A intersected 55 feet of 0.149 oz/ton (5.10 g/tonne) gold from 395 to 450 feet, including an interval of 10 feet of 0.365 oz/ton (12.50 g/tonne), and 35 feet of 0.043 oz/ton (1.47 g/tonne) gold from 460 to 495 feet.

Significant gold intercepts are summarized in the following table:

Hole	From	To	Width	Au	Au	Hole Length
	Ft (m)	Ft (m)	Ft (m)*	oz/ton	g/tonne	Ft (m)
PC-05-02/2A	395	450	55	0.149	5.10	879
	(120.4)	(137.2)	(16.8)			(268)
Incl.	415	425	10	0.365	12.50
	(126.5)	(129.6)	(3.05)
	460	495	35	0.043	1.47
	(140.2)	(150.9)	(10.7)

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* Based on the flat-lying nature of the rock intersected in PC-05-02/2A, the width of the assay intercept is the true thickness of the intercept.

The gold-bearing zone from 395 to 450 feet is a fine-grained pyrite-rich sandy unit beneath a rhyolite porphyry. The lower grade zone from 460 to 495 feet is hosted by fine-grained pyrite-rich brecciated sandstone.

Vertical core hole PC-05-01 was drilled approximately 8,000 feet (2.4 kilometers) northeast of drill hole PC-05-02/2A in the northern gold target and intersected anomalous gold from 425 feet (129.5 m) to the bottom of the hole at 1,135 feet (346 m). Within that interval are two intervals that contain greater than 1.0 g/tonne gold, 1.330 g/tonne 735-740 feet (244.1 to 245.6m) and 1.81 g/tonne 825-830 feet (251.5 -253.0 m). Based on geologic interpretation, the hole is believed to have intersected the Devils Gate Limestone, the targeted host rock and gold host at the Rain deposit 20 miles north. The hole terminated due to drilling problems.

Vertical core hole PC-05-02/2A was designed to twin Newmont reverse circulation rotary hole PC-20, dilled in 1981, to verify the gold interval in PC-20 and to get a much better look at the gold zone with drill core. Newmont PC-20 intersected 110 feet (33.5 m) of 0.167 oz/ton gold between 405 and 515 feet (123.5 to 157.0m), including an interval of 25 feet (7.62 m) of 0.454 oz/ton (15.41 g/tonne). Initially, the core hole PC-05-02/2A was thought to be 10 to 15 feet (3.0 to 4.5 m) offset from PC-20. However, after further location verification, PC-05-02/2A is approximately 120 feet (36.5 m) north of Newmont’s PC-20. Hence, this core hole is essentially an offset rather than a twin hole. The hole terminated at 879 feet (268 m) due to drilling problems.

Grandview’s exploration objectives at Pony Creek/Elliot Dome are to evaluate the existing inferred resource of 1,426,000 ounces of 0.044 oz/ton, and to drill test several Carlin-type sediment-hosted gold targets. A phased drilling program has been designed to test carbonate host rocks along structures beneath the shallow resource and at the same time better define the known resource. The structurally controlled carbonate hosted model is the same as that used in the discovery of the high-grade Meikle deposit in the Carlin Trend and the more recent discovery of the Cortez Hills deposit. These types of deposits are formed as breccia bodies at structural intersections within the carbonate hosts and are usually very high-grade. The Pony Creek Property has the potential to develop extensive shallow low-grade gold, as demonstrated by the historic drilling, as well as much higher grade carbonate-hosted breccia ore at depth.

Core hole PC-05-02/2A is the first step in evaluating the inferred gold resource in the central gold area, and drill hole PC-05-01 has defined a new target in the northern mineralized area. Drilling at Pony Creek was initiated on September 29, 2005 and concluded in early November. Initially, 3 holes were planned, each intended for a depth of 2,500 feet (762 m). However, drilling problems were encountered in the first two holes and the third hole was deferred to the 2006 drilling season. Plans are now being formulated for the 2006 program to continue defining the gold resources at Pony Creek as well as target the lower plate carbonate rocks for high grade Carlin type mineralization.

The inferred gold resource estimated at Pony Creek of 1,426,000 ounces is contained in an estimated 32,410,000 tons of rock with an average grade of 0.044 oz/ton gold. The resource was calculated after compiling and reviewing all of the historic data on the property and is based on 151 drill holes from a property-wide data base of 175 drill holes. All but 2 of the 175 previous drill holes are reverse circulation rotary holes. The holes used in the calculation are drilled along a portion of a north/south structural/intrusive trend approximately 2.4 miles (3.9 km) long by 2,000 feet (610 m) wide on the south end to 4,800 feet (1.46 km) wide on the north end. A cutoff

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of 20 feet (6.1m) of 0.015 oz/ton gold was used as a minimum to establish an average thickness of 36 feet (11 m) with an average grade of 0.044 oz/ton gold for 48 of the holes. The entire drill hole data base, along with surface mapping, was used to construct cross sections and plan maps which were then used to define and project the extent of the gold mineralization. Reasonable continuity of gold mineralization is assumed and based on documented grade continuity at other gold deposits in the Carlin Trend. The area used in the inferred resource estimate reflects the proximal relationship of the known gold mineralization to rhyolite intrusives. The inferred resource does not consider mineralization more distal to the intrusive.

Grandview is exploring the Pony Creek property through an option agreement with Mill City Gold Corp. of Calgary, Alberta. The Pony Creek/Elliot Dome property consists of 903 unpatented lode mining claims covering approximately, 18,000 acres (7,285 hectares) of ground in the southern part of the Carlin Trend. Under the terms of the Option Agreement with Mill City, Grandview has the right to earn an undivided 60% interest in the Pony Creek/Elliot Dome property by spending US$3,500,000 over three years, completing a minimum of 30,000 feet of drilling, assumption of all BLM fees, County fees and issuing Mill City a total of 518,500 common shares.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Raymond Pecoskie Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 3rd day of February 2006.

Grandview Gold Inc.
"Raymond Pecoskie"

Raymond Pecoskie,
President & Chief Executive Officer

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